FMI FUNDS

Dear Fellow FMI Funds Shareholders:

For the year ended December 31, 2006, the FMI Provident Trust Strategy Fund is the only Fund with earned income from the following types of government securities:

Federal Home Loan Bank . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	23.53%
Federal Home Loan Mortgage Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . .	4.94%
Federal National Mortgage Association . . . . . . . . . . . . . . . . . . . . . . . . .	3.34%
U.S. Treasury Bills . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2.32%

For residents of Massachusetts the amount of the capital gain distributions from assets held for more than one year can be determined by multiplying the amount in Box 2a, Form 1099-DIV by:

	1-2 years	2-3 years	3-4 years	4-5 years	5-6 years	6 or more years
FMI Common Stock Fund . . . . . . . . . . .	26.84%	44.75%	11.38%	2.90%	4.82%	9.31%
FMI Focus Fund . . . . . . . . . . . . . . . . . . .	23.89%	32.15%	26.62%	12.23%	5.11%	None
FMI Large Cap Fund . . . . . . . . . . . . . . .	75.19%	14.00%	10.81%	None	None	None
FMI Provident Trust Strategy Fund . . . .	72.00%	13.59%	14.41%	None	None	None

This information is provided for your convenience in preparing your tax returns. To determine the amount, if any, that is exempt from taxation in your state of residence, please consult your tax adviser.

DST Output Item #538899

FMI FUNDS
Tax Information Schedule

Calendar Year 2006

Fund (Symbol)	Record Date	Ex Date	Payable Date	QDI % of Dividend	QDI % of STCG	QDI % of Foreign	Non-taxable Dividend %	Return of Capital %

FMI Common Stock Fund (FMIMX)	10/25/2006	10/26/2006	10/27/2006	50.90326381	50.90326381
FMI Common Stock Fund (FMIMX)	12/27/2006	12/28/2006	12/28/2006		100.00000000
FMI Focus Fund (FMIOX)	10/25/2006	10/26/2006	10/27/2006		33.75875459
FMI Focus Fund (FMIOX)	12/27/2006	12/28/2006	12/28/2006		50.52884089
FMI Large Cap Fund (FMIHX)	10/25/2006	10/26/2006	10/27/2006	56.76830037	56.76830037
FMI Large Cap Fund (FMIHX)	12/27/2006	12/28/2006	12/28/2006	68.08725271	68.08725271
FMI Provident Trust Strategy Fund (FMIRX)	10/25/2006	10/26/2006	10/27/2006	100.00000000
FMI Provident Trust Strategy Fund (FMIRX)	12/27/2006	12/28/2006	12/28/2006	40.70376515

QDI = Qualifying Dividend Income
STCG= Short-Term Capital Gains